EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	2012	2011	2010	2009	2008
Income (loss) before minority interest and income taxes	$(3,882)	$66	$8,623	$60,828	$62,046
Fixed charges	34,430	40,699	34,880	37,105	36,560
Capitalized interest	(21)	(18)	(89)	(164)	(252)

Total earnings	$30,527	$40,747	$43,414	$97,769	$98,354

Interest expense (including capitalized interest)	$19,893	$24,553	$20,666	$24,072	$25,853
Amortized premiums and expenses	2,586	3,546	1,414	1,022	498
Estimated interest within rent expense	11,951	12,600	12,800	12,011	10,209

Total fixed charges	$34,430	$40,699	$34,880	$37,105	$36,560

Ratio of earnings to fixed charges (1)	—	1.0	1.2	2.6	2.7

(1)	Due to our loss in the fiscal year ended January 31, 2012, the ratio coverage was less than 1:1. Additional earnings of $3.9 million would have been required to achieve a ratio of 1:1. For the fiscal year ended January 31, 2012, we incurred charges of approximately $11.1 million related to the repayment of our term loan that are not included in amortized premiums and expenses above. This amount included a prepayment premium of $4.8 million, write-off of the unamortized original issue discount of $5.4 million and deferred financing costs of $0.9 million.